Newmont Mining Corporation

1700 Lincoln Street

Denver, CO 80203

Phone 303-863-7414

Facsimile 303-837-5837

www.newmont.com

CONFIDENTIAL TREATMENT FOR ENCLOSURES

REQUESTED BY NEWMONT MINING CORPORATION

PURSUANT TO 17 C.F.R. § 200.83

April 24, 2006

VIA EDGAR AND HAND DELIVERY

Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Re:	Newmont Mining Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 15, 2005
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 2, 2006
File No. 1 31240

Dear Ms. Davis:

On behalf of Newmont Mining Corporation (“Newmont”), I am transmitting herewith supplemental information submitted by Newmont in response to Comment #15 of the staff of the Securities and Exchange Commission (the “Staff”) in its letter to Mr. Richard T. O’Brien dated April 5, 2006 (the “Comment Letter”), with respect to the above-referenced Annual Reports on Form 10-K (collectively, the “Form 10-K”).

Newmont is requesting return of, or in the alternative confidential treatment for, the documents enclosed with this letter, which are being provided in paper format only. For the Staff’s convenience and to facilitate return of these documents, enclosed please find a pre-paid return shipping label for use in doing so. Any questions, comments or communications with respect to this request should be directed to the undersigned using the contact information listed in this letter.

Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

April 24, 2006

Request for Return Pursuant to Rule 12b-4

Newmont hereby requests, pursuant to Rule 12b- 4 under the Securities Exchange Act of 1934, as amended, that the Staff return the Valuation Reports as of December 31, 2005 for the Exploration Segment and the Merchant Banking Segment, provided in response to Comment #15 of the Comment Letter (collectively, the “Confidential Materials”), upon completion of its review of the Form 10-K.

Return of the Confidential Materials is consistent with the provisions of the Freedom of Information Act, 5 U.S.C. § 522 (“FOIA”), because the Confidential Materials contain confidential trade secrets and commercial and financial information of Newmont. As such, the information included in the Confidential Materials is protected under 17 C.F.R. §200.80(b)(4) of the Commission’s rules and regulations adopted under FOIA, which exempts from disclosure “trade secrets and commercial or financial information [that is] privileged or confidential.”

The Confidential Materials include detailed descriptions of the methodologies used to value the Exploration Group and the Merchant Banking Group and the reasons for using certain methodologies over others. The Confidential Materials discuss in detail the key assumptions used in the valuation process, including terminal growth rate, discount and capitalization rates along with yearly production schedules and revenue and cost estimates. The Confidential Materials also include analyses of the opportunities and competitive risks facing the Exploration Group and the Merchant Banking Group. Disclosure of the Confidential Materials would be detrimental to Newmont because it would provide Newmont’s competitors with critical information about Newmont’s profitability and future production plans – information that could be used by those competitors for unfair advantage. Competitors also could use the discussion of risks to attempt to exploit perceived weaknesses in Newmont’s business model.

In addition, the disclosure of the Confidential Materials would give Newmont’s competitors a competitively unwarranted view of Newmont’s performance. If Newmont’s competitors were able to review the Confidential Materials, they could learn important information about Newmont’s projected costs of doing business and the amount and timing of Newmont’s projected income, including the key assumptions behind those projections. This information could enable Newmont’s competitors to reach conclusions with respect to Newmont’s future financial and operating performance generally, while Newmont would be denied similar insight into the operations of its competitors.

Accordingly, protection of the Confidential Materials is necessary to avoid substantial harm to Newmont’s competitive position. The fact that the Comment Letter and Newmont’s responses thereto will be made publicly available on EDGAR following completion of the Staff’s review of the Form 10-K increases the chance that a competitor of Newmont will attempt to access the Confidential Materials through a FOIA request if such materials are not returned to Newmont following completion of the review.

Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

April 24, 2006

Return of the Confidential Materials also is consistent with the protection of investors. Newmont publicly files periodic reports, including descriptions of its major properties and financial information concerning the profitability of its operations, including its Merchant Banking and Exploration Segments. These reports include disclosures with respect to material aspects of Newmont’s business, including anticipated levels of production and reserves, capital expenditures and exploration costs, along with discussion of risk factors that could affect Newmont’s future performance. Newmont’s public filings also include disclosures specific to the Exploration Segment and the Merchant Banking Segment, including the carrying value of each segment and the results of the annual impairment test. Therefore, Newmont believes that the information it has already disclosed with respect to the Exploration Segment and the Merchant Banking Segment is sufficient to enable investors to evaluate the impact of each segment on Newmont’s business, and accordingly that disclosure of the Confidential Materials is not necessary to protect investors. In fact, disclosure of the Confidential Materials will be detrimental to the interest of investors as a result of the negative effects and competitive disadvantages that such disclosure would cause Newmont, as described above.

Because the competitive harm to Newmont from disclosure of the Confidential Materials outweighs the potential benefit to investors from such disclosure, return of the Confidential Materials is warranted pursuant to Rule 12b-4.

Confidential Treatment Request Pursuant to Rule 83

In the event that the Staff determines not to return the Confidential Materials pursuant to Rule 12b-4 as requested herein, Newmont hereby requests that the Staff, pursuant to Rule 83 under the Freedom of Information Act, treat such materials as confidential and not make any portion of such materials available to the public. If any person (including any government employee who is not an employee of the Securities and Exchange Commission) should request an opportunity to inspect or copy any or all of the Confidential Materials, the undersigned requests that Newmont, through the undersigned, (i) be promptly notified of such request; (ii) be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Staff determination with respect to any such request); and (iii) be given sufficient advance notice of any intended release of the Confidential Materials so that Newmont, if it deems necessary or appropriate, may pursue any remedies available.

We would likewise appreciate being advised promptly as to any determination not to accord confidential treatment to the Confidential Materials. In the event the Staff is inclined to release any Confidential Materials, Newmont requests that the undersigned be notified by

Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

April 24, 2006

telephone at (303) 837-5138. If the Staff is not satisfied that the Confidential Materials are exempt from disclosure, Newmont will supply further particulars and may request a hearing on the claim of exemption.

Please acknowledge receipt of the enclosures by date stamping and returning the enclosed duplicate copy of this letter in the enclosed self-addressed, postage pre-paid envelope.

If you would like to discuss this matter further, please contact the undersigned at (303) 837-5138.

Sincerely,

Sharon Thomas

Vice President and Secretary

Enclosures

cc:	Kevin Stertzel (w/o enc.)
Richard T. O’Brien (w/o enc.)
Russell Ball (w/o enc.)
Mashenka Lundberg, Esq. (w/o enc.)
W. Dean Salter, Esq. (w/o enc.)